FOR IMMEDIATE RELEASE

Wednesday, June 3, 2026

Forager Capital Intends to Vote Against All Director Nominees at Repay's June 10, 2026 Annual Meeting

Birmingham, Alabama, June 3, 2026 — Forager Capital Management ("Forager"), the largest stockholder of Repay Holdings Corporation (NASDAQ: RPAY), with beneficial ownership of approximately 13% of the issued and outstanding shares, issued the following statement:

"A Board presented with a 75% premium all-cash proposal should substantively engage. Not necessarily agree with it. Not accept it. But engage.

Instead, Paul Garcia, Maryann Goebel, Pete Kight, Emnet Rios, and Richard Thornburgh refused substantive engagement and repeatedly chose governance paths that left stockholders with no meaningful voice and the Board with more control.

That pattern is problematic under any circumstances, but particularly difficult to defend given that Repay stockholders have lost approximately 85% of their capital over the last five years.

Forager Capital therefore intends to WITHHOLD its vote for each of the directors standing for election at the 2026 Annual Meeting of Stockholders."

Contact:
205-383-4763
info@foragercap.com